FIRST QUARTERLY FINANCIAL REPORT – MARCH 31, 2005

President’s Letter

Dear Shareholders:

Finance & Corporate Development

Clearly, the most significant financial event of the first quarter was the completion of a US$58.6 million equity financing in March. With this financing, we now have a stronger balance sheet from which to finance operations and an increased base of institutional investors in both Canada and the United States.

We also received a US$6 Million milestone payment from our partner, Astellas Pharma US, Inc (formerly Fujisawa Healthcare, Inc.). The milestone payment was triggered by the successful completion of ACT 1.

Clinical Development

Our clinical activities are now being lead by Dr. Charles Fisher, Cardiome’s Chief Medical Officer and Executive Vice President, Clinical and Regulatory Affairs. Charles brings a wealth of experience in clinical development, an area of expertise that has become increasingly important as we move through the later stages of development.

We announced important follow-on results for our phase 3 atrial fibrillation (AF) trial for intravenous RSD1235, called ACT 1. The data covered time to conversion, rate of relapse to AF and the conversion rate in the atrial flutter sub-group. The data indicated that not only does RSD1235 appear to be effective in converting recent-onset AF patients to normal heart rhythm, it appears to have promising relapse and conversion rates that correlate very closely with our earlier phase 2 CRAFT trial. Dr. Denis Roy of the Montreal Heart Institute will present full ACT 1 data at the Heart Rhythm Society Scientific Sessions late-breaking trial session in May 2005.

Cardiome’s oral RSD1235 program continues to progress. We successfully completed a phase 1b clinical trial investigating oral RSD1235 as function of fed and fasted states. On the basis of these results, we have now initiated a phase 1c clinical trial that will investigate the safety and efficacy of RSD1235 in multi-day dosing. This series of phase 1 trials has been designed to support the initiation of a phase 2 clinical trial in the second half of 2005. Oral RSD1235 is designed to be used as a follow-on therapy to iv RSD1235, with the goal of preventing the reoccurrence of atrial fibrillation.

We also released full results for two phase 2 proof-of-principle studies for oxypurinol in congestive heart failure, La Plata and EXOTIC-EF. The studies confirmed interim results released in the fall of last year, which indicated that oxypurinol appears to have beneficial cardiac effects. With the release of results for our large phase 2 trial “OPT-CHF”, we hope to provide further evidence of this beneficial effect in congestive heart failure patients.

We look forward to an exciting series of clinical milestones. We expect to release results for OPT-CHF, our 405-patient congestive heart failure trial, in the third quarter of the year. We also anticipate that results from ACT 3, the second phase 3 trial to be used to support our NDA application for iv RSD1235, will be released in the third quarter.

I would like to welcome our new shareholders and thank our existing shareholders for their continued support.

“Bob Rieder”

Bob Rieder
President & CEO

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

This discussion and analysis covers the unaudited interim consolidated financial statements for the three months ended March 31, 2005 prepared in accordance with Canadian generally accepted accounting principles. These principles differ in certain respects from United States generally accepted accounting principles. The differences as they affect the interim consolidated financial statements are described in Note 7 to the unaudited interim consolidated financial statements. All amounts are expressed in Canadian dollars unless otherwise indicated.

This discussion and analysis was performed by management using information available as at April 22, 2005. The forward-looking statements in this discussion regarding our expectations regarding our future performance, liquidity and capital resources and other non-historical statements in this discussion include numerous risks and uncertainties, as described in the “Risk Factors” section of our Annual Information Form. Our actual results may differ materially from those contained in any forward-looking statements. Additional information relating to our company, including our 2004 Annual Report, is available by accessing the SEDAR website at www.sedar.com.

Overview

          We are a life sciences company focused on developing proprietary drugs to treat or prevent cardiovascular diseases. Our current efforts are focused on the treatment of atrial arrhythmias and congestive heart failure.

          Atrial fibrillation, or AF, is an arrhythmia, or abnormal rhythm, of the upper chambers of the heart. In December 2004, we announced positive top-line Phase III results for our intravenous formulation of RSD1235, or RSD1235 (iv), our lead product candidate for the acute conversion of atrial fibrillation, and are currently conducting two additional Phase III trials in conjunction with Astellas Pharma US, Inc. (formerly Fujisawa Healthcare, Inc.), or Astellas, our collaborative partner. We are also developing an oral formulation of RSD1235, or RSD1235 (oral), as maintenance therapy for the long-term treatment of atrial fibrillation and intend to initiate a Phase II clinical trial in the second half of 2005.

          Congestive heart failure, or CHF, is the failure of the heart to pump blood at a rate sufficient to support the body’s needs. In December 2004, we completed enrollment in a Phase II trial of oral Oxypurinol in 405 patients with congestive heart failure.

          The following table summarizes current and recently completed clinical studies of each of our research and development projects:

Project	Stage of Development	Current Status

RSD1235 (iv)	1st Phase III Clinical Trial (ACT 1)	Trial completed and top-line results released in
December 2004 and February 2005
	2nd Phase III Clinical Trial (ACT 2)	Trial initiated in March 2004
	3rd Phase III Clinical Trial (ACT 3)	Trial initiated in July 2004
RSD1235(oral)	Phase I — Formulation Evaluation Study	Interim results released in November
2004 and controlled release formulation selected
	Phase I — Food Effect Study	Trial completed in April 2005
	Phase I — 7 day Repeat Dosing Study	Trial initiated in April 2005
Oxypurinol CHF	Phase II Clinical Trial — (OPT-CHF)	Patient recruitment completed in December 2004
	Phase II Proof of Concept Trial — IV (Exotic EF)	Final results announced in April 2005
	Phase II Proof of Concept Trial — Oral (LaPlata)	Final results announced in February 2005

          The following are significant events or milestones during the quarter ended March 31, 2005:

•
We reported additional ACT 1 clinical results covering three aspects of the clinical data that were not available previously: the time to conversion, the rate of relapse to AF, and the conversion rate in the atrial flutter sub-group. In the recent-onset AF patients dosed with RSD1235 (iv) who converted to normal heart rhythm, the median time to conversion was 11 minutes from the initiation of dosing. This study result correlates very closely with the data from our Phase 2 study, called CRAFT, where the mean time to conversion was 11 minutes from the initiation of dosing. Within those recent-onset AF patients dosed with RSD1235 (iv) who converted to normal heart rhythm within 90 minutes of the initiation of dosing, 74 of 75 patients remained in normal rhythm over 24 hours. This relapse rate also compares well with the earlier data from the CRAFT study, where 0 of 11 RSD1235-dosed patients who met the primary endpoint reverted back to atrial fibrillation within 24 hours. RSD1235 (iv) appears to be ineffective in converting atrial flutter patients to normal heart rhythm. Only 1 of 39 patients dosed with RSD1235 (iv) converted to normal heart rhythm, while 0 of 15 placebo patients converted to normal heart rhythm. Patients with atrial flutter account for approximately 8% of the 2.4 million patients with atrial arrhythmia.

•
We announced final results for the physician-sponsored “La Plata” clinical study for oxypurinol in CHF patients. The blinded, placebo-controlled 60-patient study showed a statistically- significant improvement in an important measurement of cardiac function, the left ventricle ejection fraction (LVEF). The randomized, double-blind, placebo controlled trial involved 28 days of oral dosing of oxypurinol in CHF patients with LVEF < 40% and class II-III CHF as rated by the New York Heart Association classification system. The trial enrolled a total of 60 patients, of whom 47 met the entry criteria. The remaining 13 patients enrolled had LVEF exceeding 40%, as measured by blinded reading of echocardiograms upon completion of the study. Following 28 days of oral daily dosing (600 mg/day), LVEF increased by 6.8% (p=0.017) relative to placebo in the 47 patients who met the prospectively-defined entry criteria. The 6.8% average absolute improvement over placebo represented an average relative increase in cardiac output of 22.6% for the patients receiving oxypurinol. Decreases in serum uric acid of 17.0 mg/L (p< 0.001) relative to placebo, were also demonstrated in patients who met the entry criteria (n=47). Improvement in the 6 minute walk was seen in both treatment groups. However no statistically significant difference between the two groups was observed. No safety concerns were noted.

•
We announced final results for the physician-sponsored “EXOTIC-EF” clinical study for oxypurinol in CHF patients. The 20-patient study showed a statistically-significant improvement in LVEF, an important measure of cardiac function. The EXOTIC-EF study involved intravenous dosing of 400 mg of oxypurinol on a one-time basis with measurement of LVEF the endpoint. The study was open-label with no placebo group. Oxypurinol administration showed an average absolute 3.5% increase (p=0.0008) in LVEF relative to pre-dosing in the 18 patients who met the prospectively-defined entry criteria. This represents a 19.2% average relative increase in ejection fraction.

•	We completed a public offering of 9,775,000 common shares at a price of $7.21 (US$6.00) per share for a total gross proceeds of $70,477,750 (US$58,650,000).

•
We appointed Dr. Charles Fisher as our Chief Medical officer and Executive Officer, Clinical Development and Regulatory Affairs. Dr. Fisher has over 20 years of experience in clinical research trials and Phase I to IV drug development. He was most recently Divisional Vice President of Global Pharmaceutical Development, Abbott Laboratories, responsible for the global development of pharmaceuticals, biologics and drug coated medical devices. While at Abbott Laboratories, he oversaw the development and FDA approval of Humira for the treatment of rheumatoid arthritis. Prior to Abbott Laboratories, he was an Executive Director and Clinical Research Fellow at Eli Lilly & Co. During his time with Eli Lilly, he was responsible for developing business strategy for critical care, cardiovascular, inflammation and bio-products, therapeutics areas, identification of disease state targets, and business development. Dr. Fisher led the Eli Lilly scientific team in the development and regulatory approval of Xigris for the treatment of severe sepsis. He was a co-founder of the biopharmaceutical company Incyte and assisted Ono Pharmaceuticals in achieving Japanese regulatory approval of Elaspol for the treatment of acute lung injury.

Critical Accounting Policies and Significant Estimates

          Our unaudited interim consolidated financial statements are prepared in accordance with Canadian GAAP. These accounting principles require us to make certain estimates and assumptions. We believe that the estimates and assumptions upon which we rely are reasonable based upon information available at the time that these estimates and assumptions are made. Actual results could differ from these estimates. Areas requiring significant estimates include the assessment of net recoverable value and amortization of technology licenses and patents, determination of accrued liabilities, recognition of revenue, and stock-based compensation.

          The significant accounting policies that we believe are the most critical in fully understanding and evaluating the reported financial results include the following:

•	intangible assets;

•	accrued liabilities and clinical trial expenses;

•	revenue recognition;

•	research and development costs; and

•	stock-based compensation.

Intangible Assets

          Intangible assets are comprised of purchased technology licenses and patent costs. Technology licenses, including those acquired in exchange for the issuance of equity instruments by us, are amortized on a straight-line basis over the estimated useful life of the underlying technologies. We determine the estimated useful lives for intangible assets based on a number of factors: legal, regulatory or contractual limitations; known technological advances; anticipated demand; and the existence or absence of competition. A significant change in any of the above factors may require a revision of the expected useful life of the intangible asset, resulting in accelerated amortization or an impairment charge, which could have a material impact on our results of operations. We evaluate the recoverability of the net book value of our intangible assets on a quarterly basis based on the expected utilization of the underlying technologies. If the estimated net recoverable value, calculated based on undiscounted estimated future cash flows, exceeds the carrying value of the underlying technology, the excess amount is charged to operations. The amounts shown for technology licenses and patent costs do not necessarily reflect present or future values and the ultimate amount recoverable will be dependent upon the successful development and commercialization of products based on these rights. Patent costs associated with the preparation, filing, and obtaining of patents are capitalized and amortized on a straight-line basis over the estimated useful lives of the patents.

Accrued Liabilities and Clinical Trial Expenses

          We have entered into service agreements with various contract research organizations, investigators and other vendors that provide resources, services and expertise that complement our efforts in developing our drug candidates. These agreements may be in force over a number of fiscal years or accounting periods. Since payments under these agreements may not coincide with the period in which the services are rendered, judgment is required in estimating the amount of clinical trial expense to be recorded in each accounting period. Judgment and estimates are also involved in determining the amount of expenditures that are contractually committed under the various agreements. We consider the following factors in estimating the amount of clinical trial expense for an accounting period: the level of patient enrollment; the level of services provided and goods delivered; and the proportion of the overall contracted time that elapsed during the accounting period. In making these assessments, we monitor patient enrollment levels and related activities at a given point in time through internal reviews, correspondence and discussions with contractors and review of contractual terms. We may sometimes rely on the information provided by our contractors. A significant change in the above factors and the accuracy of information provided by our contractors may alter our estimate of our clinical trial expenditure for the accounting period and prepaid expenses or accrued liabilities as of the end of the accounting period. This could have a material impact on our results of operations and liabilities.

Revenue Recognition

          Revenue to date has primarily been derived from research collaborative fees and licensing fees, which are comprised of initial fees and milestone payments from collaborative licensing arrangements and related reimbursement of expenses. Non-refundable research collaborative fees are recorded as revenue as the related research expenses are incurred pursuant to the terms of the agreement, provided collectibility is reasonably assured. Non-refundable milestone payments are fully recognized upon the achievement of the milestone event when we have no further involvement or obligation to perform under the arrangement. Initial fees and milestone payments which require our ongoing involvement are deferred and amortized into income over the estimated period of our ongoing involvement. A significant change in estimating the period of our on-going involvement could have a material impact on results of operations.

Research and Development Costs

     Research and development costs consist of direct and indirect expenditures related to our research and development programs. Research and development costs are expensed as incurred unless they meet generally accepted accounting criteria for deferral and amortization. We assess whether these costs have met the relevant criteria for deferral and amortization at each reporting date. No development costs have been deferred.

Stock-based Compensation and other Stock-based Payments

          Effective December 1, 2002, we have elected to prospectively adopt the recommendations of the Canadian Institute of Chartered Accountants, or CICA, in new section 3870 of the CICA Handbook, with respect to stock-based compensation and other stock-based payments. This standard requires that all share-based awards be measured and recognized using a fair value based method.

          The fair value of stock options is estimated at the date of grant using the Black-Scholes option pricing model and is amortized over the vesting terms of the options which are generally four to five years from grant. For the quarter ended March 31, 2005, we recorded approximately $1.6 million and $49,342 of stock-based compensation for stock options granted after December 1, 2002, to employees and non-employees respectively.

          The Black-Scholes option pricing model is based on several subjective assumptions including the expected life of the option, the expected volatility at the time of the options are granted, and the fair value of our stock at the date of grant of the stock options. Changes in these assumptions can materially affect the measure of the estimated fair value of our employee stock options, hence our results of operations.

Results of Operations

          For the three months ended March 31, 2005 (“Q1-2005”), we recorded a net loss of $7.6 million ($0.18 per common share), compared to a net loss of $4.7 million ($0.13 per common share) for the three months ended March 31, 2004 in the preceding fiscal year (“Q1-2004”). These results of operations were in line with our expectation.

               These chronic treatment product candidates will require substantial funding in Phase II and Phase III clinical development. As such, we expect our operating expenses for these product candidates to be higher than the potential licensing or royalty revenue from RSD1235 (iv), should we successfully meet our collaborative milestones or obtain commercialization approval for RSD1235 (iv), in the next two fiscal years.

Revenues

          Total revenue for Q1-2005 decreased to $4.6 million from $5.0 million for Q1-2004. The total revenue in Q1-2005 was comprised of $1.2 million for licensing fees and $3.4 million for research collaborative fees, as compared to $2.0 million for licensing fees and $3.0 million for research collaborative fees for Q1-2004, respectively.

           Licensing fees represent the amortization of deferred revenue related to upfront payments and premium on equity investment from our collaborative partners. The decrease in licensing fees in Q1-2005, as compared to those in Q1-2004, was primarily due to the recognition of the remaining unamortized deferred revenue related to the upfront payment from our collaborative partner, UCB Farchim S.A, or UCB, in Q1-2004. The amortization of deferred revenue associated with the upfront payment and the premium on equity investment from Astellas was $1.2 million in Q1-2005, as compared to $1.1 million in Q1-2004. The amortization of deferred revenue associated with the upfront payment from UCB was $Nil in Q1-2005, as compared to $0.9 million in Q1-2004.

          The increase in research collaborative fees in Q1-2005 was mainly attributable to the increased research and development cost recovery of $2.7 million and increased project management fees of $0.7 million, as compared to $2.4 million and $0.4 million for Q1-2004, respectively. This was offset by a decrease in research service fees from UCB Farchim S.A from $0.2 million in Q1-2004 to $Nil in Q1-2005.

          For the remainder of the current fiscal year, we expect to continue recognizing as revenue the amortization of deferred revenue related to the upfront payment and the premium on equity investment from Astellas. We will also continue to receive project management fees and development cost reimbursements from Astellas.

Research and Development Expenditures

          Research and development expenditures were $11.5 million for Q1-2005, as compared to $7.6 million for Q1-2004.

          The increase of $3.9 million in research and development expenditures for Q1-2005, as compared to those incurred for Q1-2004, was primarily due to the expanded clinical development activities during the current quarter, with continuation or completion of three Phase III studies of RSD1235 (iv) (ACT 1, ACT 2 and ACT 3), one Phase II regulatory study (OPT-CHF), two Phase II proof-of-concept studies (EXOTIC-EF and LaPlata) of Oxypurinol, and two Phase I studies of RSD1235 (oral).

          We expect our research and development expenditures for the current fiscal year to be higher than those incurred in fiscal 2004. The majority of the increase will be associated with our RSD1235 (iv) and RSD1235 (oral) projects.

          The following provides a description of major clinical trial(s) and research and development expenditure for each of our projects:

RSD1235 (iv)

          During Q1-2005, we worked with Astellas to complete the analysis of the ACT 1 results and continued our work on two additional Phase III clinical trials, ACT 2 and ACT 3.

The ACT 1 Study

          In October 2004, we completed enrollment in ACT 1. The study looked at three sub-groups of patients, including 237 patients with recent-onset atrial fibrillation (more than three hours but less than seven days), 119 patients with longer-term atrial fibrillation (more than seven days but less than 45 days) and 60 patients with atrial flutter. The primary endpoint in ACT 1 was conversion of recent-onset atrial fibrillation to normal heart rhythm for a period of at least one minute post-dosing within 90 minutes of the start of dosing. The study was carried out in 45 centers in the U.S., Canada and Scandinavia.

          In December 2004 and February 2005, we announced top-line results for ACT 1. The full trial report will be presented in May 2005 at the Late Breaking Clinical Results section of the Heart Rhythm Society Meetings in New Orleans. The study showed that of the 237 patients with recent-onset atrial fibrillation, 52% of those receiving RSD1235 (iv) converted to normal heart rhythm, as compared to 4% of placebo patients (p < 0.001) . In those recent-onset atrial fibrillation patients dosed with RSD1235 (iv) who converted to normal heart rhythm, the median time to conversion was 11 minutes from the initiation of dosing. Of the 75 patients who converted to normal heart rhythm within 90 minutes of the initiation of dosing, 74 (99%) of them remained in normal rhythm for at least 24 hours. In the longer-term atrial fibrillation population, 8% of patients who were dosed with RSD1235 (iv) had their atrial fibrillation converted, as compared to 0% of placebo patients, a difference which was not statistically significant.

          The top-line ACT 1 study data suggests that RSD1235 (iv) is also well-tolerated in the target patient population. In the 30 day interval following drug administration to these recent-onset patients, serious adverse events occurred in 18% of placebo patients and 13% of drug group patients. Potentially drug-related serious adverse events occurred in 0% of placebo patients and 1.4% of patients receiving RSD1235 (iv). There were no cases of drug-related Torsades de Pointes, a well-characterized arrhythmia which is an occasional side effect of many current anti-arrhythmia drugs. No patients needed to discontinue ACT 1 due to study drug, and there were no deaths attributed to RSD1235 (iv).

          RSD1235 (iv) appears to be ineffective in converting atrial flutter patients to normal heart rhythms. Only one of 39 patients dosed with RSD1235 (iv) converted to normal heart rhythm, while 0 of 15 placebo patients converted to normal heart rhythm. In the 30 day interval following treatment administration, serious adverse events occurred in 27% of placebo patients and 18% of drug group patients. Potentially serious adverse drug-related events occurred in zero placebo patients and in two patients receiving RSD1235 (iv).

The ACT 2 Study

          The ACT 2 study, initiated in March 2004, will enroll approximately 210 patients and will evaluate the efficacy and safety of RSD1235 (iv) in the treatment of patients who have developed transient atrial fibrillation following cardiac surgery. The primary endpoint in this study is acute conversion of atrial fibrillation to normal heart rhythm.

The ACT 3 Study

          Our collaborative partner, Astellas initiated the ACT 3 study in July 2004. ACT 3 will enroll approximately 240 patients. Two groups of patients will be enrolled. The primary endpoint will be based on 160 patients with recent-onset atrial fibrillation or atrial flutter (in atrial fibrillation or atrial flutter longer than three hours but less than seven days). The study will also measure the safety and efficacy of RSD1235 (iv) in 80 longer-term atrial fibrillation patients (in atrial fibrillation more than seven days but less than 45 days).

          Total research and development expenditures for this project were $6.9 million for Q1-2005, as compared to $4.6 million for Q1-2004. Also included in the increased expenditures were the costs associated with the manufacturing of stability batches of RSD1235 and clinical drug supplies. These stability batches will generate manufacturing data required for our potential NDA in later 2005 or early 2006. In accordance with our collaboration and license agreement with Astellas, overall RSD1235 (iv) expense recoveries of $3.4 million were recorded as research collaborative fees for Q1-2005, as compared to $2.8 million for Q1-2004.

          We expect our research and development expenditures for this project to be higher for the current fiscal year than those incurred in fiscal 2004. The anticipated cost will relate to the final data analysis for ACT 1, ongoing ACT 2 study, completion of ACT 3 and preparation of new drug application.

The RSD1235 Oral Project

          Following a proof of concept trial suggesting RSD1235 has oral bioavailability, with approximately 70% of the orally administrated RSD1235 found in the blood stream of the healthy volunteers who ingested the drug, we started our formulation work and pre-clinical toxicology testing in 2003. We completed our oral formulation work and began the testing of our formulations in healthy volunteers in fiscal 2004. We also continued to conduct pre-clinical toxicology testing on RSD1235 (oral) in fiscal 2004.

          In September 2004, we initiated dosing of RSD1235 (oral) in 12 healthy volunteers in a Phase I formulation evaluation study in Europe. This study was an open-label, cross-over evaluation of two sustained release formulations of RSD1235 (oral) in comparison to an immediate release formulation of

RSD1235 (oral). Based on the successful completion of the study in November 2004, we have chosen a controlled release formulation for further clinical development.

          In November 2004, we initiated a food effect study. The objective of the study is to further evaluate the effect of food on the absorption of our controlled release formulation of RSD1235 in patients under both fed and fasted conditions. Based on the successful completion of the study in April 2005, the results confirmed that RSD1235 absorption is not significantly affected by food, suggesting that dosing need not be restricted according to meal time.

          Total expenditure for the RSD1235 (oral) project increased substantially to $1.6 million for Q1-2005, as compared to $0.5 million for Q1-2004. The increase was the result of the increased operational activities associated with the series of Phase I clinical trials ongoing, manufacture of drug supplies, and pre-clinical toxicology testing work.

          We expect our research and development expenditures for this project to be higher for the current fiscal year than those incurred in fiscal 2004 as we advance this project into Phase II clinical testing this year.

Oxypurinol for Congestive Heart Failure Project

          During Q1-2005, we completed one of the three clinical studies applying Oxypurinol to the treatment of congestive heart failure, the La Plata study and analyzed the final clinical results of the EXOTIC-EF study. We also continued our work on the OPT-CHF study.

The OPT-CHF Study

          OPT-CHF which was initiated in March 2003 finished its patient recruitment in December 22, 2004. The placebo-controlled study investigates the impact of 24 weeks of daily oral dosing of Oxypurinol (600 mg/day) on the clinical outcomes of an expected 405 moderate to severe symptomatic heart failure patients.

          The study enrolled New York Heart Association class III and IV patients with ejection fractions less than or equal to 40%. All randomized patients have experienced at least one hospitalization or emergency room visit for heart failure in the previous 18 months, or had a new heart failure medication added to their drug regimen due to lack of medical stability.

          The primary end point of the study is a composite that assigns all patients to one of three categories: improved, unchanged or worsened. Improvement consists of improvement in New York Heart Association class or improvement in patient global heart failure assessment. Worsening includes death, re-hospitalization or emergency clinic visit, requirement for acute change in medication, and other factors. We have completed patient recruitment and expect to report the results in the third quarter of 2005. If successful, we may initiate a Phase III clinical trial in 2006.

The EXOTIC-EF Study

          In April 2005, we announced positive final results for an investigator-sponsored study, EXOTIC-EF. This open-label study, which was conducted in Europe, evaluated intravenous dosing of Oxypurinol in 20 catheterized congestive heart failure patients. The endpoints of this study were left-ventricle ejection fraction and cardiac oxygen consumption. The reported data covered all 18 patients who met the prospectively-defined entry criteria. Oxypurinol administration showed an average absolute 3.5% increase (p=0.0008) in LVEF relative to pre-dosing in the 18 patients who met the prospectively-defined entry criteria. This represents a 19.2% average relative increase in ejection fraction.

The LaPlata Study

          This investigator-sponsored randomized, double-blinded, placebo controlled trial involved 28 days of oral dosing of Oxypurinol in Congestive Heart Failure patients with left-ventricle ejection fraction equal to less than 40% and class II-III congestive heart failure as rated by the New York Heart Association classification system. The trial enrolled a total of 60 patients, of whom 47 met the entry criteria. The remaining 13 patients enrolled had left ventricle ejection fractions exceeding 40%, as measured by blinded reading of echocardiograms upon completion of the study.

          Following 28 days of oral daily dosing (600 mg/day), left-ventricle ejection fraction increased by 6.8% (p=0.017) relative to placebo in the 47 patients who met the prospectively-defined entry criteria. The 6.8% average absolute improvement over placebo represented an average relative increase in cardiac output of 22.6% for the patients receiving Oxypurinol. Improvement in the six minute walk was seen in both treatment groups. However, no statistically significant difference between the two groups was observed. No safety concerns were noted. These final results were announced in February 2005.

          As expected, with multiple clinical trials ongoing, our expenditures for this project increased substantially. Research and development expenditures for this project were $2.9 million for Q1-2005, as compared to $1.6 million for Q1-2004.

          We expect our research and development expenditures for this project for the current fiscal year to be comparable to those incurred in fiscal 2004 as we complete all of the above studies, including the 405-patients OPT-CHF study, this year.

Other Non-core Projects

          Research expenditures for the Oxypurinol gout project decreased substantially to $0.1 million in Q1-2005 from $0.6 million in Q1-2004, following our decision to stop pursuing the allopurinol intolerant gout indication for Oxypurinol in 2004. These expenditures of $0.1 million in Q1-2005 were associated with our Compassionate Use Program for allopurinol intolerant gout patients. Expenditures associated with experimental research also declined to $Nil in Q1-2005 from $0.3 million in Q1-2004.

General and Administration Expenditures

          General and administration expenditures for Q1-2005 were $1.9 million, as compared to $1.5 million for Q1-2004. The increase of $0.4 million in general and administration expenditures for Q1-2005, as compared to those incurred for Q1-2004, was largely attributable to the increase of $346,000 in business development expenditures associated with out-licensing and in-licensing activities. On a cumulative basis, we expect our general and administration expenditures for the current fiscal year to be comparable to those incurred in fiscal 2004.

Amortization

          Amortization was $1.1 million for Q1-2005, as compared to $1.4 million for Q1-2004. The decrease in amortization for the current quarter was attributable to the reduced net book value of our intangible and other assets in Q1-2005 following the write-down of intangible assets associated with the Oxypurinol gout project in September 2004.

Other Income (Expenses)

          Interest and other income was $0.1 million for Q1-2005, which was comparable to the amount recorded for Q1-2004.

          A net foreign exchange gain of $0.5 million was recorded for Q1-2005, as compared to a net foreign exchange gain of $0.2 million. The increase in net foreign exchange gain was mainly the result of the appreciation of U.S. dollar in comparison to the Canadian dollar since the end of fiscal 2004 on our U.S. dollar denominated investment portfolio, foreign currency receivables and foreign currency payables. We are exposed to market risk related to currency exchange rates in the U.S. and Europe because the majority of our clinical development expenditures are incurred in U.S. dollars and Euros. Some of these risks are offset by the reimbursements from Astellas in U.S. dollars.

Future Income Tax Recovery

          Future income tax recovery was $1.7 million for Q1-2005, as compared to $0.5 million for Q1-2004. The increase in the recovery for the current quarter was due to the recognition of the tax benefits of the current quarter’s losses of the U.S. subsidiary.

Selected Consolidated Financial Information

          The following table sets forth consolidated financial data for our last three fiscal periods:

	Fiscal Periods Ended
	December 31, 2004	December 31, 2003	November 30, 2002
		(1)
	$	$	$
	(in thousands of dollars, except loss per share)
Revenue	26,403	6,047	1,768
Net loss	(27,767)	(19,866)	(14,030)
Basic and diluted loss
per common share	(0.71)	(0.63)	(0.60)
Total assets	68,326	92,124	67,802
Long-term obligation (2)	233	34	61

(1)
On December 31, 2003, we changed our fiscal year end from November 30 to December 31. As such, the data in this column reflects a 13 month period. In addition, we elected to prospectively adopt the recommendations of the C.I.C.A. new Handbook section 3870, Stock-based Compensation and other Stock-based Payments, effective December 1, 2002. This standard requires that all stock-based awards be measured and recognized using a fair value based method. For the thirteen months ended December 31, 2003, we recorded $1,991,865 and $67,188 of stock-based compensation for the stock options granted after December 1, 2002, to employees and non-employees, respectively. The increase in revenues and net loss since November 30, 2002 reflects our expanded clinical development activities and our partnering agreement with Astellas.

(2)	Amounts represent capital lease obligations and repayable tenant inducement advances (including current portion).

(3)	We have not declared any cash dividends since inception.

Quarterly Financial Data

          The selected financial information provided below is derived from our unaudited quarterly consolidated financial statements for each of the last eight quarters, all of which cover periods of three months, except for the quarter ended December 31, 2003, which covers a period of 4 months due to the change of fiscal year end from November 30, 2003 to December 31, 2003, effective December 31, 2003.

	March 31, 2005	December 31, 2004	September 30, 2004	June 30, 2004	March 31, 2004	December 31, 2003	August 31, 2003	May 31, 2003
	$	$	$	$	$	$	$	$
(Canadian dollars) (in thousands of dollars, except per share amounts)
Total Revenues	4,610	11,640	4,505	5,269	4,989	4,925	359	363
Net income (loss) for the period	(7,608)	1,787	(14,986)	(9,841)	(4,727)	(5,853)	(5,058)	(4,376)
Basic net income (loss) per common share	(0.18)	0.05	(0.38)	(0.25)	(0.13)	(0.16)	(0.16)	(0.15)
Diluted net income (loss) per common share	(0.18)	0.04	(0.38)	(0.25)	(0.13)	(0.16)	(0.16)	(0.15)

          Total revenues relate to our licensing and research collaborative revenues. The significant increase in revenue since the quarter ended August 31, 2003 is primarily related to our license and research collaborative agreement with Astellas. The primary factor affecting the losses in the various quarters is the number and stage of our clinical development programs as well as the adoption of our accounting policy with respect to recognizing as an expense the fair value of stock options. In addition, the substantial increase in loss for the quarter ended September 30, 2004 is due to the write-down of technology and licenses with respect to the discontinuation of the Oxypurinol gout project.

          For the quarter ended December 31, 2004, the significant increase in revenue, when compared with the four months ended December 31, 2003, was due to the recognition of the milestone payment for the successful completion of the 1st Phase III clinical trial of $7.2 million related to RSD1235 (iv).

Liquidity and Capital Resources

Sources and Uses of Cash

          Our operational activities during Q1-2005 were financed mainly by our working capital carried forward from the preceding fiscal year, research collaborative fees collected from Astellas, and the net proceeds from equity financing and exercise of stock options by employees. Cash provided by financing activities for Q1-2005 primarily consisted of the net proceeds of approximately $65 million received from the public offering completed in March 2005, as described in Note 4 of the interim consolidated financial statements, and the proceeds of $1.6 million received from the issuance of our common shares upon exercise of options. Cash provided by financing activities in Q1-2004 was mainly the proceeds of $1.7 million received from the issuance of our common shares upon exercise of share purchase warrants and options.

          Cash provided by operating activities for Q1-2005 was $2.9 million, as compared to $3.6 million of cash used in operating activities for Q1-2004. The decrease was primarily due to the substantial increase in net changes in non-cash working capital items as a result of our receipt of US$6 million milestone payment from Astellas which was included in amounts receivable at December 31, 2004. The net cash inflows from changes in non-cash working capital was offset by the increased net loss as a result of the expanded operations in Q1-2005.

          Cash used in investing activities for Q1-2005 was $8.8 million, as compared to $4.0 million of cash used in investing activities for Q1-2004. The increase was mainly due to the additional cash transferred to our short-term investments. The net purchase of short term investment increased to $8.3 million in Q1-2005 from $2.8 million in Q1-2004. This was offset by a decrease of investment in capital assets and patents.

          As at March 31, 2005, we had working capital of $84.9 million, as compared to $26.8 million at December 31, 2004. We had available cash reserves comprised of cash, cash equivalents and short-term investments of $93.5 million at March 31, 2005, as compared to $24.4 million at December 31, 2004.

          As at March 31, 2005 and in the normal course of business we are obligated to make future payments. These obligations represent contracts and other commitments that are known and committed.

	Payment Due by Period
	Total	2005	2006—2007	2008—2009	Thereafter
	(in thousands of dollars)
Other long-term obligation	222	12	37	45	128
Operating lease obligations	2,934	192	559	683	1,500
Commitments for clinical
research agreements(1)	8,702	8,702	0	0	0
Commitments under license
agreement(2)	605	48	194	242	121
					per annum

Total	$12,463	$8,954	$790	$970	$1,749
______________

(1)
The total commitment of $8.7 million reflects $3.1 million of commitments that are non-cancelable and $5.6 million of commitments that are cancelable should we decide to discontinue the related clinical research work.

(2)
As of March 31, 2005, pursuant to four license and service agreements, we have various commitments as described in Note 12(d) of the annual consolidated financial statements for the year ended December 31, 2004. The majority of these commitments are contingent upon achievement of certain milestones which may or may not actually occur. The amounts disclosed in this table represent minimum annual royalties described in Note 12(d)(iii), converted from Canadian dollars to U.S. dollars at the closing exchange rate on March 31, 2005 of CAD$0.8267 = US$1.00.

Outstanding Share Capital

          As at April 30, 2005 there were 50,839,146 common shares issued and outstanding, 4,990,068 common shares issuable upon the exercise of outstanding stock options at a weighted-average exercise price of $5.24 per share, and 175,349 common shares issuable upon the exercise of outstanding warrants at a weighted-average exercise price of US$4.11 per share.

Related Party Transactions

          Included in accounts payable and accrued liabilities at March 31, 2005 is $8,847 (December 31, 2004 - $54,688) owing to a legal firm where the Company’s corporate secretary is a partner. The amount was charged at normal trade terms. For Q1-2005, we incurred $608,456 (March 31, 2004 - $Nil) of legal fees for services provided by the legal firm, of which $553,360 was incurred in connection with our public offering completed in March 2005.

Off-Balance Sheet Arrangements

          We have no off-balance sheet arrangements.

Financial Instruments and Risks

          We are exposed to market risks related to changes in interest rates and foreign currency exchange rates. We invest our cash reserves in fixed rate, highly liquid and highly rated financial instruments such as treasury bills, commercial papers and banker’s acceptances. We have not entered into any forward currency contracts or other financial derivatives to hedge foreign exchange risk. We are subject to foreign exchange rate changes that could have a material effect on future operating results or cash flows.

          We believe that our current cash position, together with the anticipated cash inflows from our collaborative partner and interest income should be sufficient to finance our operational and capital needs for at least the next two years. However, our future cash requirements may vary materially from those now expected due to a number of factors, including the costs associated with the completion of the clinical trials, collaborative and license arrangements with third parties, and opportunities to in-license complementary technologies. We will continue to review our financial needs and seek additional financing as required from sources that may include equity financing, and collaborative and licensing arrangements. However, there can be no assurance that such additional funding will be available or if available, whether acceptable terms will be offered.

CARDIOME PHARMA CORP. Continued under the laws of Canada CONSOLIDATED BALANCE SHEETS (Unaudited, expressed in Canadian Dollars)

	As at
	March 31,	December 31,
	2005	2004
ASSETS
Current
Cash and cash equivalents	$68,485,418	$7,673,892
Short-term investments	24,978,502	16,693,319
Amounts receivable (note 8)	6,878,531	14,289,307
Prepaid expenses	1,216,347	1,131,591
Total current assets	101,558,798	39,788,109
Capital assets	2,780,106	2,687,290
Intangible assets	24,973,217	25,851,072
	$129,312,121	$68,326,471

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	$9,556,073	$5,833,974
Deferred revenue	4,867,814	4,868,817
Future income tax liability	2,164,000	2,164,000
Current portion of capital lease obligations	-	7,061
Current portion of deferred leasehold inducement	95,507	95,108
Total current liabilities	16,683,394	12,968,960
Deferred revenue	2,813,997	4,015,106
Deferred leasehold inducement (notes 2 and 3)	836,226	859,984
Future income tax liability	3,194,000	4,918,000
Total Liabilities	23,527,617	22,762,050

Shareholders’ Equity
Share capital
Authorized (note 4)
Issued
50,814,146 common shares at March 31, 2005
40,592,834 common shares at December 31, 2004	197,978,486	131,427,488
Contributed surplus	7,472,539	6,195,605
Deficit	(99,666,521)	(92,058,672)
	105,784,504	45,564,421
	$129,312,121	$68,326,471

See accompanying notes

On behalf of the Board:

/s/Robert Rieder, Director	/s/Fred Mermelstein, Director

CARDIOME PHARMA CORP. CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT (unaudited - expressed in Canadian Dollars)

	As at
	March 31,	March 31,
	2005	2004
Revenue
Licensing fees	$1,202,113	$1,966,899
Research collaborative fees	3,407,719	3,022,594
	4,609,832	4,989,493

Expenses
Research and development	11,508,830	7,576,830
General and administration	1,924,240	1,547,143
Amortization	1,088,151	1,399,706
	14,521,221	10,523,679
Operating loss	(9,911,389)	(5,534,186)

Other income
Interest and other income	114,197	131,487
Foreign exchange gain	465,343	190,879
	579,540	322,366

Loss before income taxes	(9,331,849)	(5,211,820)
Future income tax recovery	1,724,000	485,000
Net loss for the period	(7,607,849)	(4,726,820)
Deficit, beginning of period	(92,058,672)	(64,291,629)
Deficit, end of period	$(99,666,521)	$(69,018,449)

Basic and diluted loss per common share	$(0.18)	$(0.13)

Weighted average number of outstanding common
shares	41,704,244	37,565,895

See accompanying notes

CARDIOME PHARMA CORP. CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited - expressed in Canadian Dollars)

	As at
	March 31,	March 31,
	2005	2004

Operating Activities
Net loss for the period	$(7,607,849)	$(4,726,820)
Add items not affecting cash:
Amortization	1,088,151	1,399,706
Stock-based compensation	1,635,656	622,826
Deferred leasehold inducement amortization	(23,359)	(1,841)
Future income tax recovery	(1,724,000)	(485,000)
	(6,631,401)	(3,191,129)
Changes in non-cash working capital items relating to
operations
Amounts receivable	7,410,776	771,791
Prepaid expenses	(84,756)	(320,846)
Accounts payable and accrued liabilities	3,439,708	1,085,725
Deferred revenue	(1,202,112)	(1,966,899)
Cash provided by (used in) operating activities	2,932,215	(3,621,358)

Financing Activities
Issuance of common shares, net of share issuance
costs	66,665,183	1,734,900
Repayment on obligations under capital leases	(7,061)	(6,599)
Cash provided by financing activities	66,658,122	1,728,301

Investing Activities
Purchase of capital assets	(212,838)	(1,509,816)
Leasehold inducements	-	396,300
Patent costs capitalized	(280,790)	(108,817)
Purchase of short-term investments	(18,354,086)	(11,847,265)
Sale of short-term investments	10,068,903	9,075,940
Cash used in investing activities	(8,778,811)	(3,993,658)

Increase (decrease) in cash and cash equivalents
during the period	60,811,526	(5,886,715)
Cash and cash equivalents, beginning of period	7,673,892	13,978,880
Cash and cash equivalents, end of period	$68,485,418	$8,092,165

Supplemental cash flow information:
Interest paid	$5,688	$2,499

See accompanying notes

CARDIOME PHARMA CORP. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited – expressed in Canadian Dollars)

1.	BASIS OF PRESENTATION

The accompanying unaudited interim consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) on a basis consistent with the Company’s annual audited consolidated financial statements for the year ended December 31, 2004, except that they do not contain all note disclosures necessary for annual financial statements. These unaudited interim consolidated financial statements conform in all material respects with United States generally accepted accounting principles (“U.S. GAAP”), except as disclosed in Note 7.

The accompanying unaudited interim consolidated financial statements reflect, in the opinion of management, all adjustments (which include reclassifications and normal recurring adjustments) necessary to present fairly the consolidated financial position, consolidated results of operations and consolidated cash flows as at March 31, 2005, and for all periods presented.

These unaudited interim consolidated financial statements and notes should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2004 included in the Company’s Annual Report filed with the appropriate securities commissions. The results of operations for the three- month period ended March 31, 2005 are not necessarily indicative of the results for the full year. All amounts herein are expressed in Canadian dollars unless otherwise noted.

The Company has financed its cash requirements primarily from share issuances, payments from research collaborators and licensing fees. The Company’s ability to realize the carrying value of its assets is dependent on successfully bringing its technologies to market and achieving future profitable operations, the outcome of which cannot be predicted at this time. It may be necessary for the Company to raise additional funds for the continuing development of its technologies.

2.	SIGNIFICANT ACCOUNTING POLICIES

Certain of the significant accounting policies are as follows:

Revenue recognition

Research collaborative fees, which are non-refundable, are recorded as revenue as the related research expenses are incurred pursuant to the terms of the agreement and provided collectibility is reasonably assured.

Licensing fees comprise initial fees and milestone payments derived from collaborative licensing arrangements. Non-refundable milestone payments are recognized upon the achievement of the specified milestones when the milestone is substantive in nature, the achievement of the milestone was not reasonably assured at the inception of the agreement, and the Company has no further significant involvement or obligation to perform under the arrangement. Otherwise, non-refundable milestone payments and initial fees are deferred and amortized into revenue on a straight-line basis over the estimated period of the ongoing involvement of the Company.

CARDIOME PHARMA CORP. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited – expressed in Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Stock-based compensation and other stock-based payments

The Company grants stock options to executive officers and directors, employees, consultants and clinical advisory board members pursuant to its stock option plan. The Company uses the fair value method of accounting for all stock-based awards granted, modified or settled during the period.

The fair value of stock options is estimated at the date of grant using the Black-Scholes Option Pricing Model and is amortized over the vesting terms (see Note 4).

Deferred leasehold inducements

Deferred leasehold inducement representing a tenant improvement allowance is being amortized on a straight- line basis over the initial term of the lease of ten years as a reduction of rent expense.

3.	DEFERRED LEASEHOLD INDUCEMENT

Pursuant to a lease agreement, the Company received a cash tenant improvement allowance amounting to $1,030,380 from the landlord for leasehold improvements during the year ended December 31, 2004. $792,600 of the tenant improvement allowance (“Basic Allowance”) is being amortized on a straight-line basis over the initial term of the lease. The remaining $237,780 (the “Additional Allowance”) represents a repayable allowance, collateralized with a letter of credit, which is being repaid over 10 years with interest at 10% per annum at approximately $38,000 per annum. The Company is obligated to refund the unpaid portion of the Additional Allowance upon earlier termination of the lease.

CARDIOME PHARMA CORP. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited – expressed in Canadian Dollars)

4.	SHARE CAPITAL

	(a)	Authorized

The authorized share capital of the Company consists of an unlimited number of common shares without par value, and an unlimited number of preferred shares without par value issuable in series of which none are currently issued and outstanding.

	(b)	Issued and Outstanding

	Number of
Common shares	Shares	Amount
		$
Balance as at December 31, 2004	40,592,834	$ 131,427,488
Issued for cash upon public offering, net of share issuance costs	9,775,000	64,615,414
Issued for cash upon exercise of options	445,591	1,576,862
Issued pursuant to exercise of warrants on cashless basis	721	-
Reallocation of contributed surplus arising from stock-based
compensation related to the exercise of options	-	358,722
Balance as at March 31, 2005	50,814,146	$197,978,486

On March 23, 2005, the Company closed a public offering of common shares pursuant to which 8,500,000 common shares were issued at a price of $7.21 (US$6.00) per share, resulting in gross proceeds of $61,285,000 (US$51,000,000). In addition, the Company granted the underwriters an over-allotment option to purchase 1,275,000 common shares at the offering price, exercisable during the period ending 30 days from March 18, 2005. On March 30, 2005, the over-allotment option was exercised in full and the Company issued 1,275,000 common shares at a price of $7.21 (US$6.00) per share for gross proceeds of $9,192,750. In connection with the public offering, including the exercise of the over-allotment option, the Company paid a cash commission of $4,581,054 and incurred total legal and professional fees of $1,281,282.

CARDIOME PHARMA CORP. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited – expressed in Canadian Dollars)

4.	SHARE CAPITAL (CONT’D)

	(c)	Common Share Purchase Warrants

Details of share purchase warrant transactions for the three months ended March 31, 2005 are summarized as follows:

Number of Share Purchase Warrants Outstanding

Number of
Warrants
Balance, December 31, 2004	176,500
Warrants exercised on a cashless basis	(1,151)
Balance, March 31, 2005	175,349

During the three months ended March 31, 2005, the Company issued 721 common shares for 1,151 warrants exercised on a cashless basis. As at March 31, 2005, common shares issuable upon the exercise of common share purchase warrants are as follows:

	Exercise	Number of
Date of Expiry	Price	Common Shares
February 9, 2007	US$2.40	100,644
February 9, 2007	US$4.80	37,209
February 9, 2007	US$8.00	37,496
Balance, March 31, 2005		175,349

(d)	Stock Options

At March 31, 2005, the Company had 4,825,068 stock options outstanding, of which 3,161,816 are exercisable at a weighted average exercise price of $4.19 per common share and expiring at various dates from March 17, 2006 to January 16, 2011.

Details of stock option transactions for the three months ended March 31, 2005 are summarized as follows:

	Weighted	Number of
	Average	Stock Options
	Exercise Price	Outstanding
Balance, December 31, 2004	$4.48	4,701,909
Options granted	$8.95	600,000
Options exercised	$3.54	(445,591)
Options forfeited	$4.58	(17,500)
Options expired	$7.24	(13,750)
Balance, March 31, 2005	$5.11	4,825,068

CARDIOME PHARMA CORP. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited – expressed in Canadian Dollars)

4.	SHARE CAPITAL (CONT’D)

	(d)	Stock Options (Cont’d)

At March 31, 2005, stock options to executive officers and directors, employees, consultants and clinical advisory board members were outstanding as follows:

	Options outstanding			Options exercisable
	March 31, 2005			March 31, 2005
Range of	Number of	Weighted	Weighted	Number of	Weighted
exercise price	common shares	average	average	common	average
	issuable	remaining	exercise price	shares	exercise price
		contractual life		issuable
		(years)
$		$	$		$
$2.80-$3.68	2,533,368	3.73	3.29	2,016,700	3.28
$5.05-$5.96	913,450	3.32	5.26	888,450	5.25
$6.29-$8.95	1,378,250	5.48	7.53	256,666	7.63
	4,825,068	4.15	5.11	3,161,816	4.19

	(e)	Stock-based compensation

The estimated fair value of options granted from December 1, 2002 to officers, directors, employees, consultants and clinical advisory board members is amortized to expense over the vesting period. Compensation expense for the three months ended March 31, 2005 amounted to $1,635,656. This compensation expense is allocated between research and development expenses ($1,430,559) and general and administration expenses ($205,097) on the same basis as cash compensation. Compensation expense for the three months ended March 31, 2004 amounted to $622,826. This compensation expense is allocated between research and development expenses ($298,022) and general and administration expenses ($324,804) on the same basis as cash compensation. The weighted average fair value of stock options granted during the three months ended March 31, 2005 and March 31, 2004 was $6.07 and $3.38 per share, respectively, determined using the Black-Scholes option pricing model with the following weighted-average assumptions: dividend yield - 0%; expected volatility – 75% and 78.3%, respectively; risk-free interest rate – 3.64% and 3.23%, respectively; and expected average life of the options - 6 years.

5.	RELATED PARTY TRANSACTION

Included in accounts payable and accrued liabilities at March 31, 2005 is $8,847 (December 31, 2004 - $54,688) owing to a legal firm where the Company’s corporate secretary is a partner. The amount was charged at normal trade terms. For the three months ended March 31, 2005, the Company has incurred $608,456 of legal fees for services provided by the legal firm (March 31, 2004 - $Nil), of which $553,360 of the total amount was incurred in connection with the public offering completed in March 2005.

CARDIOME PHARMA CORP. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited – expressed in Canadian Dollars)

6.	CONTINGENCIES

(a) The Company entered into indemnification agreements with all officers and directors. The maximum potential amount of future payments required under these indemnification agreements is unlimited.

However, the Company maintains appropriate liability insurance that limits the exposure and enables the Company to recover any future amounts paid, less any deductible amounts pursuant to the terms of the respective policies, the amounts of which are not considered material.

(b)
The Company entered into license and research agreements with third parties that include indemnification provisions that are customary in the industry. These guarantees generally require the Company to compensate the other party for certain damages and costs incurred as a result of third party claims or damages arising from these transactions. In some cases, the maximum potential amount of future payments that could be required under these indemnification provisions is unlimited. These indemnification provisions may survive termination of the underlying agreement. The nature of the indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the Company has not made any indemnification payments under such agreements and no amount has been accrued in the accompanying consolidated financial statements with respect to these indemnification obligations.

7.	RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company prepares its consolidated financial statements in accordance with Canadian GAAP, which, as applied in these unaudited interim consolidated financial statements, conform in all material respects to U.S. GAAP, except for the differences below as more fully described in Note 17 in the Company’s annual audited consolidated financial statements for the year ended December 31, 2004.

Material variations impacting the unaudited interim Consolidated Statements of Loss and Deficit under U.S. GAAP would be as follows:

	3 months ended	3 months ended
	March 31,	March 31,
	2005	2004
	$	$

Loss for the period , Canadian GAAP	(7,607,849)	(4,726,820)
Amortization of other assets	(8,560)	(25,680)
Loss for the period, U.S. GAAP	(7,616,409)	(4,752,500)
Reclassification adjustment for unrealized losses on short-term investments	-	(92,560)
Unrealized gains (losses) on short-term investments	-	44,970
Comprehensive loss for the period, U.S. GAAP	(7,616,409)	(4,800,090)
Basic and diluted loss per common share, U.S. GAAP	(0.18)	(0.13)

Weighted average number of common shares outstanding, U.S. GAAP	41,704,244	37,565,895

CARDIOME PHARMA CORP. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited – expressed in Canadian Dollars)

7.	RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

Material variations in selected balance sheet accounts under U.S. GAAP are as follows:

	March 31	December 31
	2005	2004
	$	$

Intangible and other assets	24,973,217	25,859,632
Contributed surplus / other comprehensive income	8,393,588	7,116,654
Deficit	(100,587,925)	(92,971,161)

Accounts payable and accrued liabilities comprise:

	March 31	December 31
	2005	2004
	$	$

Trade accounts payable	3,360,902	2,966,237
Accrued contract research	4,539,783	2,005,022
Employee-related accruals	872,579	605,000
Other accrued liabilities	782,809	257,715
	9,556,073	5,833,974

Pro forma information - Stock-based compensation

The following pro forma financial information presents the loss for the period and basic and diluted loss per common share had the Company recognized stock-based compensation for stock options granted to employees and directors using a fair value based method for all stock-based transactions prior to December 1, 2002. For stock options granted in 2001, the fair value for these options was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions: dividend yield - 0%; expected volatility - 88.1%; risk-free interest rate - 3.0%; and expected average life of the options - 6 years. For stock options granted during the three months ended March 2005 and March 31, 2004, see note 4[e].

Applying the above, supplemental disclosure of pro forma loss and loss per share is as follows:

	March 31	March 31
	2005	2004
	$	$

Loss for the period -- U.S. GAAP	(7,616,409)	(4,752,500)
Deduct: Stock-based employee compensation
expense included in reported loss above	1,635,656	622,826
Add: Total stock-based employee compensation expense using fair value
based method for all awards	(1,672,656)	(738,426)
Pro forma loss for the period	(7,653,409)	(4,868,100)
Basic and diluted loss per common share
As reported	(0.18)	(0.13)
Pro forma	(0.18)	(0.13)

CARDIOME PHARMA CORP. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited – expressed in Canadian Dollars)

8.	SEGMENTED INFORMATION

The Company operates primarily in one business segment with all of its assets and operations located in Canada, except for intellectual property with a net book value of approximately $24,000,000 [December 31, 2004 – approximately $25,000,000] located in the U.S. During the three months ended March 31, 2005, all of the Company’s revenue was derived from one research collaborator in the United States. [March 31, 2004 – 21% and 79% from one collaborator in each of Switzerland and United States respectively]. At March 31, 2005, included in amounts receivable is an amount of $6,387,654 (US$5,280,799) due from one research collaborator. [December 31, 2004 - $13,847,269 (US$11,520,191)]